UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2023

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K/A is being filed by Atlas Corp. (the “Company”) to amend its previously filed report on Form 6-K dated March 15, 2024 (the “Form 6-K”), which Form 6-K contains as Exhibit I certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., as of and for the year ended December 31, 2023. The purpose of this Form 6-K/A is to correct the second paragraph of the Report of Seaspan Corporation’s Independent Registered Public Accounting Firm contained in such exhibit. Except as specifically noted above, no other portions of the exhibit to the Form 6-K were changed, including with respect to the consolidated financial statements and notes thereto included as an exhibit to this Form 6-K/A, which are identical to those included in the original Form 6-K.

Other than the substitution of Exhibit I, the Form 6-K is not being amended or modified in any way.

Information Contained in this Form 6-K Report

Exhibit I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., as of and for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: November 6, 2025	By:	/s/ Peter Li
Peter Li
Secretary and General Counsel

INDEX

EXHIBIT I

Financial Statements	1

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors

Seaspan Corporation.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment for vessels

As discussed in Note 2(e) to the consolidated financial statements, vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values. The Company has not identifed any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable for the year ended December 31, 2023. As discussed in Note 5 and Note 6, the total carrying value of the Company’s vessels, including right-of-use vessels, was $9,476.9 million as of December 31, 2023.

We identified the assessment of indicators of impairment for vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s determination of whether an indicator of impairment existed, based on the Company’s evaluation of the significant assumptions. Changes in these significant assumptions could have changed the Company’s conclusion that no indicators of impairment were identified.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment indicator assessment process. This included controls related to the identification and evaluation of indicators of impairment and underlying significant assumptions. We evaluated significant assumptions used in the Company’s evaluation by comparing current charter rates to existing customer contracts and estimates of future charter rates to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s anticipated future utilization rates and operating costs assumptions by comparing to the Company’s historical utilization rates and operating costs including impacts of inflation. For utilization rates, we also compared anticipated supply and demand conditions that would impact utilization to third party industry publications. We evaluated the Company’s assessment of current market values of vessels by comparing to recent vessel purchases and third-party industry publications.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2000.

Vancouver, Canada
March 15, 2024

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in millions of United States dollars)

December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$228.9	$150.7
Accounts receivable	57.0	36.7
Due from related party (note 3)	46.5	18.4
Prepaid expenses and other	50.3	43.2
Derivative instruments - current (note 18)	2.2	—
Net investment in lease (note 4)	33.7	21.0
Asset held for sale (note 5)	21.4	19.4

	440.0	289.4

Vessels (note 5)	10,358.9	8,227.6
Right-of-use asset (note 6)	434.8	741.9
Net investment in lease (note 4)	1,395.1	887.4
Goodwill	75.3	75.3
Derivative instruments (note 18)	85.2	153.5
Other assets (note 7)	277.5	240.0

	$13,066.8	$10,615.1

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable and accrued liabilities (note 14(a))	$302.1	$175.5
Deferred revenue	70.9	24.6
Long-term debt - current (note 8)	129.4	224.3
Operating lease liabilities - current (note 9)	100.0	113.6
Finance lease liabilities - current (note 10)	66.5	222.2
Other financing arrangements - current (note 11)	298.5	147.5
Other liabilities - current	1.4	2.4

	968.8	910.1

Long-term debt (note 8)	3,109.0	3,316.7
Operating lease liabilities (note 9)	268.4	388.0
Other financing arrangements (note 11)	4,305.3	1,940.3
Derivative instruments (note 18)	1.3	53.7
Other liabilities	163.5	44.5

	8,816.3	6,653.3
Shareholder’s equity:
Share capital (note 12)	2.5	2.5
Additional paid in capital	3,995.4	3,675.8
Retained earnings	269.7	301.6
Accumulated other comprehensive loss	(17.1)	(18.1)

	4,250.5	3,961.8

	$13,066.8	$10,615.1

Commitments and contingencies (note 16)

Subsequent events (note 19)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in millions of United States dollars)

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Revenue (notes 15 and 17)	$1,715.1	$1,555.6	$1,470.3
Operating expenses:
Ship operating	347.3	309.2	289.3
Depreciation and amortization	375.1	327.5	307.9
General and administrative	58.0	50.1	42.4
Operating leases (note 9)	116.7	120.3	143.0
(Gain) Loss on disposal of vessels (note 5)	(3.7)	4.0	(15.9)

	893.4	811.1	766.7
Operating earnings	821.7	744.5	703.6
Other expenses (income):
Interest expense	364.6	219.4	178.8
Interest income	(9.5)	(5.5)	(0.3)
Loss on debt extinguishment	32.5	4.6	127.0
Gain on derivative instruments (note 18)	(16.7)	(110.0)	(5.7)
Other expenses	21.8	25.5	9.3

	392.7	134.0	309.1

Net earnings	$429.0	$610.5	$394.5

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income

(Expressed in millions of United States dollars)

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Net earnings	$429.0	$610.5	$394.5
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 18)	1.0	1.0	1.2

Comprehensive income	$430.0	$611.5	$395.7

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholder’s Equity

(Expressed in millions of United States dollars, except number of shares)

Years ended December 31, 2023, 2022 and 2021

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholder’s equity
Balance, December 31, 2020	249,219,800	$2.5	$3,557.8	$(292.7)	$(20.3)	$3,247.3
Net earnings	—	—	—	394.5	—	394.5
Other comprehensive income	—	—	—	—	1.2	1.2
Dividends on common shares	—	—	—	(169.0)	—	(169.0)
Share-based compensation expense (note 2)	—	—	7.3	—	—	7.3

Balance, December 31, 2021	249,219,800	$2.5	$3,565.1	$(67.2)	$(19.1)	$3,481.3

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholder’s Equity (Continued)

(Expressed in millions of United States dollars, except number of shares)

Years ended December 31, 2023, 2022 and 2021

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholder’s equity
Balance, December 31, 2021, carried forward	249,219,800	$2.5	$3,565.1	$(67.2)	$(19.1)	$3,481.3
Impact of accounting policy change	—	—	—	(5.1)	—	(5.1)

Adjusted balance, December 31, 2021	249,219,800	2.5	3,565.1	(72.3)	(19.1)	3,476.2
Net earnings	—	—	—	610.5	—	610.5
Other comprehensive income	—	—	—	—	1.0	1.0
Capital contribution from Atlas (note 3)	—	—	100.0	—	—	100.0
Dividends on common shares	—	—	—	(236.6)	—	(236.6)
Share-based compensation expense (note 2)	—	—	10.7	—	—	10.7

Balance, December 31, 2022	249,219,800	$2.5	$3,675.8	$301.6	$(18.1)	$3,961.8

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholder’s Equity (Continued)

(Expressed in millions of United States dollars, except number of shares)

Years ended December 31, 2023, 2022 and 2021

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholder’s equity
Balance, December 31, 2022, carried forward	249,219,800	$2.5	$3,675.8	$301.6	$(18.1)	$3,961.8
Net earnings	—	—	—	429.0	—	429.0
Other comprehensive income	—	—	—	—	1.0	1.0
Capital contribution from Atlas (note 3)	—	—	324.8	—	—	324.8
Dividends on common shares	—	—	—	(460.9)	—	(460.9)
Share-based compensation expense (note 3)	—	—	(5.2)	—	—	(5.2)

Balance, December 31, 2023	249,219,800	$2.5	$3,995.4	$269.7	$(17.1)	$4,250.5

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in millions of United States dollars)

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Cash from (used in):
Operating activities:
Net earnings	$429.0	$610.5	$394.5
Items not involving cash:
Depreciation and amortization	375.1	327.5	307.9
Change in right-of-use asset	92.1	98.1	123.9
Non-cash interest expense and accretion	29.3	18.6	34.9
Unrealized change in derivative instruments	19.5	(117.3)	(32.2)
Amortization of acquired revenue contracts and deferred revenue	39.7	18.7	15.0
Non-cash adjustment related to purchase options on finance leases	30.1	—	—
Loss on debt extinguishment	32.5	4.6	127.0
Loss (Gain) on vessel disposal	(3.7)	4.0	(15.9)
Other	(31.1)	(0.7)	5.0
Changes in assets and liabilities:
Accounts receivable	(50.3)	(0.6)	(30.8)
Net investment in lease	27.5	20.5	14.9
Prepaid expenses and other	(7.1)	(6.6)	(5.3)
Deferred dry-dock	(125.0)	(47.5)	(38.7)
Other assets	0.5	(2.2)	(9.3)
Accounts payable and accrued liabilities	112.4	34.4	44.9
Deferred revenue	142.3	15.1	18.1
Operating lease liabilities	(88.2)	(91.6)	(120.5)
Finance lease liabilities	5.3	(7.9)	—
Derivative instruments	(36.2)	7.4	26.6

Cash from operating activities	993.7	885.0	860.0

Acquisition of additions to vessels, including vessels under construction	(2,997.1)	(1,219.5)	(1,547.0)
Prepayment on vessel purchase	—	—	(132.3)
Receipt (Payment) on settlement of interest swap agreements	34.4	(12.7)	(26.8)
Other assets and liabilities	15.2	9.5	38.1
Proceeds from vessel sales (note 5)	65.8	256.3	—
Capitalized interest (note 5)	(67.3)	(46.2)	(15.7)

Cash used in investing activities	(2,949.0)	(1,012.6)	(1,683.7)

Financing activities:
Repayments of long-term debt and other financing arrangements	(1,502.2)	(1,107.0)	(1,455.6)
Payment of lease liabilities	(13.6)	(16.6)	—
Issuance of long-term debt and other financing arrangements	3,658.0	1,367.4	3,148.3
Repayment of Fairfax Notes	—	—	(300.0)
Payment to Atlas to settle Fairfax notes (note 8)	—	—	(300.0)
Repayment of promissory note payable to Atlas (note 3)	—	—	(52.3)
Settlement of capped call	25.3	—	—
Financing fees	(12.2)	(15.0)	(122.2)
Dividends paid on common shares	(446.6)	(219.5)	(169.0)
Capital contribution from Atlas (note 3)	324.8	100.0	—

Cash from financing activities	2,033.5	109.3	749.2

Increase (Decrease) in cash and cash equivalents	78.2	(18.3)	(74.5)
Cash and cash equivalents and restricted cash, beginning of year	150.7	169.0	243.5

Cash and cash equivalents and restricted cash, end of year	$228.9	$150.7	$169.0

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

1.	General:

Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies. Seaspan is a wholly owned subsidiary of Atlas Corp. (“Atlas”).

On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (“Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company (the “Chairman”), Ocean Network Express Pte. Ltd., (“ONE”) and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into Atlas with Atlas continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to Atlas’ preferred shares) (the “Merger”). Each common share outstanding prior to the Merger, other than common shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, the Chairman and the chief executive officer, were converted into the right to receive $15.50 per common share in cash.

2.	Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.

(b)	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 11.

The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of earnings is included in earnings and added to or deducted from the cost of the investment.

(c)	Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar. Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

(d)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

2.	Significant accounting policies (continued):

(e)	Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.

Vessels purchased from the Company’s predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.

Vessels under construction include deposits, installment payments, interest, financing costs, transaction fees, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.

Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

Vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Such evaluations include the comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. If the carrying amount of the vessel exceeds the estimated net undiscounted future cash flows expected to be generated over the vessel’s remaining useful life, the carrying amount of the vessel is reduced to its estimated fair value.

(f)	Dry-dock activities:

Classification society rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company uses the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

(g)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

(h)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit facilities and other financing arrangements and are presented as a direct deduction from the related debt liability when available. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on other financing arrangements is provided on the effective interest rate method over the term of the underlying obligation. Amortization of deferred financing fees is recorded as interest expense.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

2.	Significant accounting policies (continued):

(i)	Revenue:

The Company derives its revenue primarily from the charter of its vessels. Each charter agreement is evaluated and classified as an operating lease or financing lease based on the lease term, fair value associated with the lease and any purchase options or obligations. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

Charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices.

For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied.

For charters that are classified as direct financing leases and sales-type leases, the present value of minimum lease payments and any unguaranteed residual value are recognized as net investment in lease. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit specific to each lease, represents the price, from which the carrying value of the vessel and any initial direct costs are deducted in order to determine the selling profit or loss.

For financing leases that are classified as direct financing leases, the unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss is recognized at lease commencement date.

For financing leases that are classified as sales-type leases, any selling profit or loss is recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount. If the fair value of the vessel is equal to its carrying amount, initial direct costs are deferred and amortized to income over the term of the lease.

(j)	Leases:

Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease for each individual lease arrangement or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms of 12 months or less are expensed as incurred.

Transactions are accounted for as sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale are recognized upon transfer.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

2.	Significant accounting policies (continued):

(k)	Derivative financial instruments:

From time to time, the Company utilizes derivative financial instruments. All of the Company’s derivatives are measured at their fair value at the end of each period. Derivatives that mature within one year are classified as current. For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk.

The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. By September 30, 2008, the Company de-designated all of the interest rate swaps it had accounted for as hedges to that date. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

(l)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(m)	Share-based compensation:

The Company grants phantom share units, restricted shares, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Compensation cost is measured at the grant date fair values as follows:

•	Restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s common shares on the date of the grant.

•	Stock options are measured at fair value using the Black-Scholes model.

The fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur. If share compensation arrangements are amended such that they are considered an accounting modification, the Company determines whether there is a change in accounting classification and whether any additional compensation cost should be recognized. Liability based arrangements are re-measured at fair value each reporting period until settlement.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

2.	Significant accounting policies (continued):

(n)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the:

•	reported amounts of assets and liabilities,

•	disclosure of contingent assets and liabilities at the balance sheet dates and

•	reported amounts of revenue and expenses during the reporting fiscal periods.

Areas where accounting judgments and estimates are significant to the Company and where actual results could differ from those estimates, include the:

•	assessment of going concern;

•	assessment of vessel useful lives;

•	expected vessel salvage values;

•	recoverability of the carrying value of vessels which are subject to future market events;

•	carrying value of goodwill; and

•	fair value of interest rate swaps, other derivative financial instruments.

(o)	Comparative information:

Certain information has been reclassified to conform to the financial statement presentation adopted for the current year.

(p)	Recent accounting pronouncements:

Discontinuation of LIBOR

The Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company’s financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. Transition activities are focused on the conversion of existing LIBOR based contracts to the Secured Overnight Financing Rate (“SOFR”).

Debt with conversion and other options

Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2020-06”), using the modified retrospective method, whereby the cumulative effect adjustment was made as of the date of the initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The impact of the adoption of ASU 2020-06 resulted in an adjustment of $5,073,000 to opening retained earnings at January 1, 2022 related to the unamortized debt discount that was initially recorded when the convertible notes were issued. Under ASU 2020-06, the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

3.	Related party transactions:

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

(a)	Transactions with ZE JV

Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with Zhejiang Energy Group. During the year ended December 31, 2023, the Company earned revenue of $10,839,000 (2022 – $7,035,000) and incurred expenses of $9,759,000 (2022 – $6,776,000) in connection with the ship management of the vessels.

During the year ended December 31, 2023, Atlas entered into agreements with the ZE JV to purchase equipment for vessel upgrades and incurred $32,322,000 under these agreements.

(b)	Transactions with ONE:

In June 30, 2023, the Company completed the sale of one 4,250 TEU vessel to ONE for net proceeds of $17,250,000. The Company continues to manage the ship operations of this vessel and during the year ended December 31, 2023, the Company earned revenue of $1,154,000 (2022 – nil) and incurred expenses of $1,182,000 (2022 – nil) in connection with the ship management of the vessel.

In June 30, 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from ONE for an aggregate purchase price of $54,400,000 (note 5).

Since the closing of the Merger, the Company earned revenue of $312,767,640 from ONE in connection with the time charter of vessels and management of one vessels as described above.

(c)	Transactions with Atlas:

The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to holders of its common and preferred shares. From time to time the Company may make additional dividend payments to fund other general corporate purposes of Atlas. During the year ended December 31, 2023, the Company declared dividends of $460,970,000 (2022 – $236,624,000) and paid dividends of $446,552,000 (2022 – $236,624,000 ) to Atlas.

The Company routinely makes payments to cover expenses on behalf of Atlas. As of December 31, 2023, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms. The Company provides certain management services to Atlas in exchange for a management fee. For the year ended December 31, 2023, the management service revenue recognized from this arrangement was $12,293,300 (2022 – $12,618,000).

On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (since renamed Poseidon Corp., “Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company (the “Chairman”), Ocean Network Express Pte. Ltd., (“ONE”) and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into Atlas with Atlas continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to Atlas’ preferred shares) (the “Merger”). Each common share outstanding prior to the Merger, other than common shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, the Chairman and the Company’s chief executive officer, was converted into the right to receive $15.50 per common share in cash.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

3.	Related party transactions (continued):

In connection with the Merger (note 1), various restricted stock grants were amended. Under the amended agreements, restricted stock units that were unvested as of the time of the Merger were converted into the right to receive, at the time at which such restricted stock unit would have been settled in common shares of Atlas, a cash payment in an amount equal to the merger consideration of $15.50. In addition, the stock options previously granted to the chief executive officer were amended such that vested and unexercised options were cash settled at $15.50 less the exercise price. For the unvested options, each tranche will be cash settled at the vesting date at $15.50 less the exercise price. As a result of these amendments, the additional paid in capital was reduced as the awards will be settled in cash.

4.	Net investment in lease:

	2023	2022
Undiscounted lease receivable	$2,706.5	$1,724.4
Unearned interest income	(1,277.7)	(816.0)

Net investment in lease	$1,428.8	$908.4

	2023	2022
Lease receivables	$1,428.8	$908.4
Current portion of net investment in lease	(33.7)	(21.0)

Long-term portion of net investment in lease	$1,395.1	$887.4

During the year-ended December 31, 2022, the Company accepted delivery of two 12,200 TEU vessels, each of which commenced an 18-year charter upon delivery (note 5).

During the year ended December 31, 2023, the Company accepted the delivery of two 24,000 TEU vessels and two 16,000 TEU vessels, respectively, each of which commenced an 18-year fixed rate bareboat charter upon delivery. The bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.

At December 31, 2023, the undiscounted minimum cash flows related to lease receivable on direct financing leases are as follows:

2024	$152.0
2025	151.6
2026	151.6
2027	151.6
2028	152.0
Thereafter	1,947.7

$2,706.5

5.	Vessels:

December 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$12,072.4	$(3,028.5)	$9,043.9
Vessels under construction	1,315.0	—	1,315.0

Total	$13,387.4	$(3,028.5)	$10,358.9

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

5.	Vessels (continued):

December 31, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,610.7	$(2,805.6)	$6,805.1
Vessels under construction	1,422.5	—	1,422.5

Total	$11,033.2	$(2,805.6)	$8,227.6

During the year ended December 31, 2023, depreciation and amortization expense relating to vessels was $320,286,000 (2022 – $282,467,000; 2021 – $279,879,000).

Vessels sales

During the year ended December 31, 2022, the Company completed the sale of 10 vessels. The Company received gross proceeds of $257,075,000 for the 10 vessel sales and recognized loss on sale of $3,973,000 in aggregate.

In December 2022, the Company entered into an agreement to sell one 4,250 TEU vessel for gross proceeds $21,600,000, subject to closing conditions. As at December 31, 2022 this vessel was classified as asset held for sale. The sale was completed in January 2023 and recognized a gain on sale of $2,744,000.

During the year ended December 31, 2023, the Company entered into agreements to sell two 4,250 TEU vessels for gross proceeds of $43,250,000, resulting in a net gain on sale of $920,000.

During the year ended December 31, 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from ONE for an aggregate purchase price of $54,400,000.

As at December 31, 2023 the Company has one 4,250 TEU vessel classified as asset held for sale. The sale was completed in February 2024 for gross proceeds of $29,800,000 (note 19).

Vessels deliveries

During the year ended December 31, 2022, the Company accepted delivery of one 15,000 and six 11,800 TEU newbuild vessels, each of which commenced a 5-year charter upon delivery.

During the year ended December 31, 2023, the Company took delivery of 18 newbuild vessels. The vessels range in size from 7,000 to 15,500 TEU and each commenced a long-term charter upon delivery. The aggregate purchase price for the newbuild vessels delivered during the year ended December 31, 2023 was $2,118,139,000.

Vessels under construction:

As at December 31, 2023, the Company has 40 vessels under construction (December 31, 2022 – 58 vessels).

As at December 31, 2023, the vessels under construction balance includes $66,628,000 of capitalized interest for the year ended December 31, 2023 (2022 – $49,022,000).

6.	Right-of-use assets:

December 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$740.8	$(376.4)	$364.4
Other operating leases	9.5	(7.7)	1.8
Vessel finance leases	69.1	(0.5)	68.6

Right-of-use assets	$819.4	$(384.6)	$434.8

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

6.	Right-of-use assets (continued):

December 31, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(335.5)	$500.0
Other operating leases	9.5	(6.3)	3.2
Vessel finance leases	246.6	(7.9)	238.7

Right-of-use assets	$1,091.6	$(349.7)	$741.9

During the year-ended December 31, 2022, the Company exercised options under existing lease financing arrangements to purchase four 10,000 TEU vessels. Each of the four purchases were completed in January through September 2023 at the pre-determined purchase price of $52,690,000 per vessel.

In November 2023, the Company exercised its option under an existing lease financing arrangements to purchase one 14,000 TEU vessel. The purchase is expected to be completed in December 2024 at pre-determined purchase price of $61,600,000.

During the year ended December 31, 2023, the amortization in right-of-use assets was $92,100,000 (2022 – $98,100,000; 2021 – $123,900,000, respectively).

7.	Other assets:

	2023	2022
Intangible assets (a)	$38.9	$52.2
Deferred dry-dock (b)	166.0	86.9
Deferred financing fees on undrawn financings (c)	28.1	57.3
Other	44.5	43.6

Other assets	$277.5	$240.0

(a)	Intangible assets

December 31, 2023	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(104.7)	$25.2
Other	28.7	(15.0)	13.7

	$158.6	$(119.7)	$38.9

December 31, 2022	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(92.3)	$37.6
Other	25.2	(10.6)	14.6

	$155.1	$(102.9)	$52.2

Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts acquired. During the year ended December 31, 2023, the Company recorded $16,800,000 (2022 – $21,809,000; 2021 – $18,442,000, respectively) of amortization expense related to intangible assets.

Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2023, the weighted average useful lives of acquired customer contracts was two years (2022 – three years; 2021 – four years, respectively).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

7.	Other assets (continued):

(a)	Intangible assets (continued)

Future amortization expense of intangible assets is as follows:

2024	$12.7
2025	8.3
2026	3.0
2027	1.3
2028	0.8
Thereafter	12.8

$38.9

(b)	Deferred dry-dock

During the years ended December 31, 2023 and 2022, changes in deferred dry-dock were as follows:

December 31, 2021	$79.4
Costs incurred	42.4
Vessel sales	(11.3)
Amortization expensed (1)	(23.6)

December 31, 2022	86.9
Costs incurred	124.4
Vessel sales	(6.9)
Amortization expensed (1)	(38.4)

December 31, 2023	$166.0

(1)	Amortization of dry-docking costs is included in depreciation and amortization.

(c)	Deferred financing fees on undrawn financings:

The Company has entered into financing arrangements for certain of its vessels under construction. As the financing arrangements are undrawn as at December 31, 2023, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts are reclassified and presented as a direct deduction from the related debt liability.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

8.	Long-term debt:

	December 31, 2023	December 31, 2022
Revolving credit facilities (a) (c)	$320.0	$—
Term loan credit facilities (b) (c)	1,175.6	1,132.5
Senior unsecured notes (d)	775.7	1,250.0
Senior unsecured exchangeable notes (f)	—	201.3
Senior secured notes (g)	1,000.0	1,000.0

	3,271.3	3,583.8
Debt discount on senior unsecured exchangeable notes	—	—
Deferred financing fees	(32.9)	(42.8)

Long-term debt	3,238.4	3,541.0
Current portion of long-term debt	(129.4)	(224.3)

Long-term debt	$3,109.0	$3,316.7

(a)	Revolving credit facilities:

As at December 31, 2023, the Company had two revolving credit facilities available (December 31, 2022 – two revolving credit facilities) which provided for aggregate borrowings of up to $650,000,000 (December 31, 2022 – $650,000,000), of which $330,000,000 (December 31, 2022 – $650,000,000) was undrawn.

In February 2022, the Company closed a new $250,000,000, 3-year unsecured revolving credit facility which replaces a $150,000,000 2-year unsecured revolving credit facility.

As at December 31, 2023, the Company has $320,000,000 (December 31, 2022 – nil) drawn on its revolving credit facilities.

The Company is subject to commitment fees ranging between 0.45% and 0.5% (December 31, 2022 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.

(b)	Term loan credit facilities:

As at December 31, 2023, the Company has entered into $2,367,516,000 (December 31, 2022 – $3,651,231,000) of term loan credit facilities, of which $1,191,936,000 (December 31, 2022 – $2,518,743,000) was undrawn.

In May and July 2021, the Company entered into two $6,500,000 term loan credit facilities, which each bear a fixed interest rate of 3.8% per annum and mature on May 30, 2024 and July 2, 2024, respectively. In September 2022, both the term loan credit facilities were early repaid.

In October 2021, the Company entered into a $633,088,000 term loan credit facility for eight vessels, which bore an initial interest rate of three month LIBOR plus 1.4% margin. During the year ended December 31, 2022 and December 31, 2023, five and three of the vessels secured under this credit facility, respectively, were delivered and the Company transitioned the financing under the term loan credit facility related to these vessels with sale-leaseback arrangements (note 11(xiii)).

In December 2021, the Company entered into a $1,077,137,000 term loan credit facility for 10 vessels, which bore an initial interest rate of three month LIBOR plus 3.39% margin. During the year ended December 31, 2023, seven of the vessels secured under this credit facility delivered and the Company transitioned the financing under the term loan credit facility related to these seven vessels with sale-leaseback arrangements (note 11). As a result, the remaining term loan credit financing available for the three vessels is $255,246,000, which is undrawn as of December 31, 2023.

In August 2022, the Company voluntarily prepaid $240,000,000 of a term loan facility under its vessel portfolio financing program.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

8.	Long-term debt (continued):

(b)	Term loan credit facilities (continued):

In October 2022, the Company entered into a $1,170,918,000 term loan credit facility for 15 vessels, which bears an initial interest rate of term SOFR plus 1.4% margin. During the year ended December 31, 2023, three of the vessels secured under this credit facility delivered and the Company transitioned the financing under the term loan credit facility related to these three vessels with sale-leaseback arrangements (note 11). As a result, the remaining term loan credit financing available for 12 vessels is $936,690,000, which is undrawn as of December 31, 2023.

In March 2023, the Company entered into amended and restated senior secured loan facilities which (i) increase the commitments under the bank loan facilities by $250,000,000, of which $200,000,000 was drawn immediately and $50,000,000 of which was drawn in September 30, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.

Term loan credit facilities drawn mature between March 3, 2028 and January 21, 2030.

For the Company’s floating rate term loan credit facilities, interest is calculated based on one month, three month or six month benchmark rates, plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average benchmark rate was 5.4% and 5.4%, respectively (December 31, 2022 – 4.8% and 3.5%, respectively) and the margins ranged between 1.93% and 2.43% as at December 31, 2023 (December 31, 2022 – 0.35% and 2.0%).

The Company is subject to commitment fees ranging between 0.44% and 0.50% (December 31, 2022 – 0.25% and 0.58%) calculated on the undrawn amounts under the various facilities.

The weighted average rate of interest, including the applicable margin, was 7.4% at December 31, 2023 (December 31, 2022 – 6.39%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

Repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuild containerships, payments commence three, six or thirty-six months after delivery of the associated newbuild containership, utilization date or the inception date of the term loan credit facilities.

The following is a schedule of future minimum repayments under our term loans credit facilities as of December 31, 2023:

2024	$103.9
2025	103.9
2026	103.9
2027	103.9
2028	444.0
Thereafter	316.0

$1,175.6

(c)

The Merger (note 1) and subsequent de-listing of Atlas’s common shares on April 10, 2023 constituted a “Make-Whole Fundamental Change” under the terms of the Company’s exchangeable notes (“Exchangeable Notes”) issued in December 2020. On March 28, 2023, the Company entered into a supplemental indenture providing the holders of the Exchangeable Notes the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. In connection with the Make-Whole Fundamental Change, each holder had the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period at an increased exchange rate on account of a Make-Whole Fundamental Change. During the make-whole exchange period, which ended on May 22, 2023, all of the outstanding Exchangeable Notes were exchanged by the Holders representing a total settlement of $253,139,000.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

8.	Long-term debt (continued):

(d)	Credit facilities – other:

As of December 31, 2023, the Company’s credit facilities were secured by first-priority mortgages granted on 53 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;

•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;

•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;

•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;

•	A pledge over shares of various subsidiaries; and

•	A pledge over the related retention accounts.

As at December 31, 2023, $1,518,381,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, was secured by a portfolio of 51 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and/or debt to assets ratios, as defined.

Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at December 31, 2023.

(e)	Senior unsecured notes:

In February 2021, the Company issued $200,000,000 of 6.5% senior unsecured sustainability-linked bonds in the Nordic bond market (“2024 Bonds”). In April 2021, the Company issued a further $300,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market (the “2026 Bonds” and together with the 2024 Bonds, the “Bonds”). The Bonds mature in February 2024 and April 2026, respectively, and bear interest at 6.5% per annum. If the sustainability performance targets are not met during the term of the Bonds, the Bonds will be settled at maturity at 100.5% of the initial principal. The Bonds are listed on the Oslo Stock Exchange.

As a result of the Merger (note 1), Atlas’ common shares were de-listed on April 10, 2023 (the “De-listing”). The Company has notified the holders of the 2024 NOK Bonds and the 2026 NOK Bonds of this de-listing event and that each holder of the 2024 NOK Bonds and the 2026 NOK Bonds had a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder may exercise a NOK Put Option during the exercise period which ended on May 3, 2023.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

8.	Long-term debt (continued):

(e)	Senior unsecured notes (continued):

On May 10, 2023, the Company repurchased $179,400,000 of 2024 NOK Bonds and $294,900,000 of the 2026 NOK Bonds. In each case, the Company purchased 2024 and 2026 NOK Bonds from holders who exercised their NOK Put Options, at a purchase price equal to 101% of the principal amount plus accrued interest for a total payment of $482,706,000. The remaining 2024 NOK Bonds totaling $20,600,000 matured on February 5, 2024. On May 22, 2023, as a result of having repurchased more than 90% of the outstanding 2026 NOK Bonds, the Company exercised its option to repurchase all remaining outstanding 2024 and 2026 NOK Bonds from holders. The repurchase, representing a payment of $25,700,000, occurred on February 5, 2024 (note 19).

In May 2021, Atlas exchanged an aggregate principal amount of $52,198,825 7.125% senior notes due 2027 of Seaspan Corporation (the “Seaspan 2027 Notes”) for an equivalent amount of its 7.125% senior notes due 2027 (the “Atlas 2027 Notes”), registered under the Securities Act of 1933, as amended, and listed on the Nasdaq Global Market. In July 2021, Atlas exchanged an additional $151,000 of Seaspan 2027 Notes for Atlas 2027 Notes, following which the Company redeemed all remaining Seaspan 2027 Notes.

On July 14 2021, the Company issued $750,000,000 of senior unsecured notes. These notes mature in 2029 and accrue interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022. The notes are a blue transition bond developed to further the Company’s sustainability efforts.

(f)	Fairfax Notes:

In 2021, Atlas exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, and (ii) 1,000,000 five year warrants to purchase an equal number of Atlas common shares at an exercise price of $13.71 per share. The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled.

In connection with the exchange, the Fairfax Holders also agreed to amend the terms of the $300,000,000 aggregate principal amount of the Fairfax Notes that remain outstanding following the exchange, which includes all 2025 Fairfax Notes and 2026 Fairfax Notes. The Amendment, among other things, eliminated the Fairfax Holders’ mandatory redemption and put rights and released and discharged all outstanding guarantees and liens on collateral thereunder. The Fairfax Holders also agreed to terminate Seaspan’s Amended and Restated Pledge and Collateral Agent Agreement and to release and discharge all liens on collateral thereof. The Company had the option to redeem the amended notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.

In August 2021, the remaining 2025 Fairfax Notes and 2026 Fairfax Notes were redeemed for cash at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. As a result of the exchange and subsequent redemption of the 2025 Fairfax Notes and 2026 Fairfax Notes, the Company recorded a loss on debt extinguishment of nil for the year ended December 31, 2023 (2022 – nil; 2021 – $121,715,000), respectively), representing the write-off of the existing associated debt discount and deferred financing fees.

(g)	Senior Unsecured Exchangeable Notes:

In December 2020, the Company issued $201,250,000 aggregate principal amount of 3.75% exchangeable senior unsecured notes due 2025 (the “Exchangeable Notes”) in a private placement. Upon issuance, the proceeds from the Exchangeable Notes were allocated between debt, measured at fair value of $195,000,000 and equity of $6,250,000 representing the residual value related to the conversion feature. The difference between the face value and carrying value of the debt reflects the debt discount, which is amortized through interest expense using an effective interest rate of 4.5%, over the remaining life of the debt. Interest payment is semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

8.	Long-term debt (continued):

(g)	Senior Unsecured Exchangeable Notes (continued):

The Exchangeable Notes are exchangeable at the holders’ option into an aggregate of 15,474,817 Atlas common shares at an initial exchange price of $13.01 per share, in equivalent cash or a combination of Atlas common shares and cash, as elected by the Company, on or after September 15, 2020, or earlier in the following circumstances:

•	After December 31, 2020, if the last reported price of an Atlas common share is at least 130% of the exchange price then in effect over a specified measurement period;

•

If the trading price per $1,000 principal amount of Exchangeable Notes during a specified measurement period is less than 98% of the last reported sale price on Atlas common shares multiplied by the applicable exchange rate; and

•	Upon the occurrence of certain significant corporate events, or in response to early redemption elected by the Company.

The exchange price is subject to anti-dilution and make-whole clauses.

The holders may require the Company to redeem the Exchangeable Notes held by them upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Merger (note 1(b)) and subsequent de-listing of the Company’s common shares on April 10, 2023 constituted a “Make-Whole Fundamental Change” under the terms of the Exchangeable Notes. On March 28, 2023, the Company entered into a supplemental indenture providing the holders of the Exchangeable Notes the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. In connection with the Make-Whole Fundamental Change, each holder had the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period at an increased exchange rate on account of a Make-Whole Fundamental Change. During the make-whole exchange period, which ended on May 22, 2023, all of the outstanding Exchangeable Notes were exchanged by the Holders representing a total settlement of $253,139,000.

Capped Call Transactions

In connection with the issuance of the Exchangeable Notes, the Company entered into capped call transactions with affiliates of certain of the initial purchasers of the Exchangeable Notes and other financial institutions, using $15,536,000 in proceeds from the issuance, to reduce the potential dilution to Atlas common shares upon any exchange of notes and/or offset any cash payments the Company is required to make upon exchange of the Exchangeable Notes, in excess of the principal amount. They may have been settled in cash, shares, or a combination of cash and shares as determined by the settlement method of the Exchangeable Notes, at a strike price with underlying shares equal to that of the Exchangeable Notes and subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes. The capped calls were exercisable up to a maximum price of $17.85 per share, subject to certain adjustments. The instruments were to expire on December 15, 2025. In connection with the exchange of the Exchangeable Notes, the Company terminated all capped call transactions entered into concurrently with the issue of Exchangeable Notes.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

9.	Operating lease liabilities:

	December 31, 2023	December 31, 2022
Operating lease commitments	$421.5	$575.2
Impact of discounting	(37.9)	(65.3)
Impact of changes in variable rates	(15.2)	(8.3)

Operating lease liabilities	368.4	501.6
Current portion of operating lease liabilities	(100.0)	(113.6)

Operating lease liabilities	$268.4	$388.0

Operating lease liabilities relate to vessel sale-leaseback transactions and other operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to three month benchmark rate, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	December 31, 2023	December 31, 2022
Lease costs:
Operating lease costs	$115.1	$128.5
Variable lease adjustments	4.7	(4.8)
Other information:
Operating cash outflow used for operating leases	113.3	116.5
Weighted average discount rate (1)	4.8%	4.8%
Weighted average remaining lease term	4 years	5 years

(1)	The weighted average discount rate is based on a fixed rate at the time the lease was entered into and is adjusted quarterly as each lease payment is made.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

10.	Finance lease liabilities:

	December 31, 2023	December 31, 2022
Finance lease liabilities	$66.5	$222.2
Current portion of finance lease liabilities	(66.5)	(222.2)

Long-term finance lease liabilities	$—	$—

During the year ended December 31, 2022, the Company exercised options under exiting lease financing arrangements to purchase four 10,000 TEU vessels. The purchases were completed in January through September 2023, at the pre-determined purchase price of $52,690,000 per vessel.

In November 2023, the Company exercised its option under an exiting lease financing arrangement to purchase one 14,000 TEU vessel. The purchase is expected to complete in December 2024, at the pre-determined purchase price of $61,600,000.

As at December 31, 2023, the total remaining commitments related to financial liabilities of these vessels were approximately $70,701,000 (December 31, 2022 – $225,117,000), including imputed interest of $4,242,000 (December 31, 2022 – $2,875,000), repayable through 2024.

The weighted average interest rate on obligations related to finance leases as at December 31, 2023 was 7.3%.

11.	Other financing arrangements:

	December 31, 2023	December 31, 2022
Other financing arrangements	$4,656.5	$2,119.7
Deferred financing fees	(52.7)	(31.9)

Other financing arrangements	4,603.8	2,087.8
Current portion of other financing arrangements	(298.5)	(147.5)

Other financing arrangements	$4,305.3	$1,940.3

The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the acquisition of vessels.

Under these arrangements, the Company has agreed to transfer the vessels to the counterparties and lease the vessels back from the counterparties over the applicable lease term as a financing lease. In the arrangements where the shipbuilding contracts are novated to the counterparties, the counterparties assume responsibility for the remaining payments under the shipbuilding contracts.

In certain of the arrangements, the counterparties are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term, supervises the vessels’ construction before the lease term begins, if applicable, and/or is required to purchase the vessels from the counterparties at the end of the lease term. As a result, in most cases, the Company is considered to be the primary beneficiary of the counterparties and consolidates the counterparties for financial reporting purposes. In all cases, these arrangements are considered failed-sales. The vessels are recorded as an asset and the obligations under these arrangements are recorded as a liability. The terms of the leases are as follows:

(i)	Leases for five 11,000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11,000 TEU vessels under sales-leaseback financing arrangement. Lease payments include interest components based on three month SOFR plus a margin ranging from 2.65% to 3.30%.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

11.	Other financing arrangements (continued):

(i)	Leases for five 11,000 TEU vessels (continued):

In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11,000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11,000 TEU vessel.

(ii)	Leases for four 12,000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $337,732,000. The 10-year lease terms began in March and April 2020, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.85% margin.

(iii)	Leases for two 13,000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $138,225,000. The 10-year lease terms began in August and September 2020, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 3.01% margin.

(iv)	Leases for two 12,000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $158,400,000. The 10-year and 12-year lease terms began in October and November 2020, respectively, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. The Company has the option to purchase the vessels throughout their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a margin ranging from 2.50% to 2.75%.

(v)	Leases for three vessels:

In April 2021, the counterparty provided refinancing of $235,000,000 in sale-leaseback financing for three vessels ranging in size between 10,000 TEU and 13,100 TEU. The lease terms, ranging between 96 and 162 months, began in April 2021. The Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 3.01% margin.

(vi)	Leases for three 12,200 TEU vessels:

In April 2021, the counterparty provided sale-leaseback financing of $243,000,000. The 12-year lease term for three of the vessels began in November 2021, April and May 2022, upon delivery of the vessels. At delivery, the Company sells and leases the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.6% margin.

(vii)	Leases for two 12,200 TEU vessels:

In May 2021, the counterparty provided sale-leaseback financing of $162,000,000. The 10-year lease terms began in September and November 2021, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a predetermined purchase price. Lease payments include interest components based on one month SOFR plus a 2.95% margin.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

11.	Other financing arrangements (continued):

(viii)	Leases for six 7,000 TEU vessels:

In October 2021, the counterparty provided sale-leaseback financing of $445,000,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase four of the vessels at a pre-determined purchase price. For all six vessels, the Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.71% margin. During the year ended December 31, 2023, the Company took delivery of two vessels and completed sale-leaseback financing for the two vessels for proceeds of $148,252,000. At December 31, 2023, an additional $82,362,000 was drawn on this facility.

(ix)	Leases for eight vessels:

In June 2021, the counterparty provided sale-leaseback financing of $895,320,000 for eight vessels ranging in size from 16,000 TEU to 24,000 TEU. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.5% margin. During the year ended December 31, 2023, the Company took delivery of four vessels and completed sale-leaseback financing for the four vessels for proceeds of $471,240,000. At December 31, 2023 an additional $94,240,000 has been drawn under this facility.

(x)	Leases for six 15,500 TEU vessels

In August 2021, the counterparty provided sale-leaseback financing of $661,826,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.5% margin. During the year ended December 31, 2023, the company took delivery of three vessels and completed sale-leaseback financing for the three vessels for proceeds of $325,393,000.

(xi)	Leases for six 15,000 TEU and four 7,000 TEU vessels

In November 2021, the counterparty provided sale-leaseback financing of $889,651,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.45% margin. At December 31, 2023, no amounts have been drawn under this facility.

(xii)	Leases for two 12,000 TEU vessels

During the year ended December 31, 2022, the Company completed a sale-leaseback financing for two vessels for proceeds of $226,000,000. Upon delivery of each vessel, the Company commenced a 13.25 year leaseback. Lease payments include interest components based on three month SOFR plus a credit spread and a 1.8% margin. The Company has the option to purchase each vessel either 5 years or 7 years and 11 months after its delivery date at a pre-determined purchase price.

(xiii)	Leases for four 11,800 TEU and four 15,000 TEU vessels

Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 8(b)). Upon delivery of each vessel throughout 2022 and 2023, the pre-delivery financing was replaced with sale-leaseback financing for all eight vessels for proceeds of $818,400,000. Upon delivery of each vessel, which occurred between June 2022 through July 2023, the Company commenced a 14 year leaseback. Lease payments include interest components based on daily SOFR plus a credit spread and margin of 1.4%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

11.	Other financing arrangements (continued):

(xiv)	Leases for seven 15,000 TEU vessels

Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 8(b)). Upon delivery of each vessel during 2023, the pre-delivery financing was replaced with sale-leaseback financing for the seven vessels for proceeds of $950,807,000. Upon delivery of each vessel, the Company commenced a 14 year leaseback. Lease payments include interest components based on daily SOFR plus a credit adjustment spread and margins that range from 1.1% to 1.7%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price. At as December 31, 2023, an additional $60,930,000 have been drawn under this facility.

(xv)	Leases for three 7,000 TEU vessels

Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 8(b)). Upon delivery of each vessel during 2023, the pre-delivery financing was replaced with sale-leaseback financing for the three vessels for proceeds of $303,220,000. Upon delivery of each vessel, the Company commenced a 13.5 year leaseback. Lease payments include interest components based on three month SOFR plus a credit adjustment spread and margin of 1.4%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchased price.

The weighted average rate of interest, including the margin, was 7.36% at December 31, 2023 (2022 – 6.62%).

Based on amounts funded, payments due to the counterparties are as follows:

2024	$300.0
2025	301.6
2026	302.3
2027	306.3
2028	310.4
Thereafter	3,135.9

$4,656.5

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

12.	Share Capital:

The Company has 425,000,100 (2022 – 425,000,100) common shares and 150,000,000 (2022 – 150,000,000) preferred shares authorized with par value $0.01 per share at December 31, 2023.

13.	Share-based compensation:

In December 2005, Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan, which was administered by the Company’s board of directors and, under which its officers, employees and directors could be granted options, restricted shares, phantom share units and other stock-based awards as determined by the Company’s board of directors. In a prior period, Atlas assumed the Company’s equity-based compensation plans, including the Seaspan Corporation Stock Incentive Plan, which was amended and restated as the Atlas Corp. Stock Incentive Plan. Awards previously granted under the Seaspan Corporation Incentive Plan are now exercisable for Atlas common shares instead of Seaspan common shares. Any future share-based compensation granted to the Company’s employees will be issued through the Atlas Plan.

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV	Number of options	W.A. grant date FV
December 31, 2020	—	$—	507,001	$12.53	2,008,884	$7.57	2,000,000	$2.51
Granted	—	—	—	—	807,277	13.44	—	—
Vested or exchanged	—	—	(20,000)	6.85	(322,100)	10.22	—	—
Cancelled	—	—	—	—	(27,333)	12.14	—	—

December 31, 2021	—	$—	487,001	$12.76	2,466,728	$9.10	2,000,000	$2.51
Granted	1,500,000	11.12	—	—	306,230	14.45	—	—
Vested and exercised	(1,500,000)	11.12	(32,001)	16.37	(1,067,054)	9.36	—	—
Cancelled	—	—	—	—	(70,128)	7.21	—	—

December 31, 2022	—	$—	455,000	$12.51	1,635,776	$8.60	2,000,000	$2.54

Granted	—	$—	—	$—	—	$—	—	$—
Vested and exercised	—	$—	—	$—	(500,000)	$8.61	—	$—
Cancelled	—	—	(455,000)	12.55	(535,776)	13.54	(2,000,000)	2.54

December 31, 2023	—	$—	—	$—	600,000	$7.25	—	$—

(a)	Restricted shares and phantom share units:

In June 2022, the Company granted 1,500,000 unrestricted, fully vested shares to the Company’s chief executive officer with a requisite service period until December 27, 2027. From the grant date to December 31, 2023, if the chief executive officer resigns without good reason or his employment is otherwise terminated under circumstances, the shares will be forfeited and must be returned to the Company.

In March 2023, in connection with the Merger, the Company converted 455,000 phantom share units into the right to receive a cash payment of $15.50 per unit. Follow such conversion, there were no phantom share units exercisable.

(b)	Restricted stock units:

The restricted stock units generally vest over two or five years, in equal tranches. Upon vesting of the restricted stock units, the participant would receive common shares.

During the year ended December 31, 2022, the Company granted certain executive officers 306,230 restricted stock units. The restricted stock units vest in five tranches annually beginning on January 3, 2022 and have a grant date fair value of $14.45 per unit.

During the year ended December 31, 2023, the Company granted nil restricted stock units to certain members of senior management. The restricted stock units generally vest over two years, in equal tranches. During the year ended December 31, 2023, 151,640 restricted stock units were forfeited.

In March 2023, in connection with the Merger, the Company converted 384,136 restricted stock units into the right to receive a cash payment of $15.50 per unit plus interest. In connection with the Merger, the June 2020 grant to the CEO was amended such that the holder will receive a share in Poseidon for each vested restricted stock unit. During the year ended December 31, 2023, 500,000 restricted stock units vested and 600,000 restricted stock units remain outstanding at December 31, 2023.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

13.	Share-based compensation (continued):

(c)	Stock options:

In March 2023, in connection with the Merger, the Company amended 1,100,000 stock options that were vested and unexercised granted to the CEO such that they were cash settled at $15.50 less the exercise price. For the 600,000 unvested options, each tranche will be cash settled at the vesting date at $15.50 less the exercise price.

14.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2023	2022
Accrued interest	$68.1	$59.7
Accounts payable and other accrued liabilities	234.0	115.8

	$302.1	$175.5

(b)	Supplemental cash flow information:

	2023	2022	2021
Interest paid	$384.3	$241.5	$136.5
Interest received	9.5	5.5	0.4
Undrawn credit facility fee paid	23.1	21.4	1.9
Non-cash investing and financing transactions:
Non-cash dividend to Atlas	14.4	17.1	—
Commencement of sales-type lease	—	—	343.9
Change in right-of-use assets and operating lease liabilities	24.2	127.2	5.8
Purchase option finance lease	(127.1)	—	—
Prepayments transferred to vessels upon vessel delivery	—	—	12.7
Interest capitalized on vessels under construction	2.9	2.8	4.0

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2023	2022	2021
Cash and cash equivalents	$228.9	$150.7	$169.0
Restricted cash included in prepaid and other	—	—	—

Total cash, cash equivalents and restricted cash	$228.9	$150.7	$169.0

15.	Revenue:

For the year ended December 31, 2023, 2022 and 2021, revenue consists of:

	2023	2022	2021
Time charter revenue	$1,598.7	$1,457.0	$1,409.9
Interest income from leasing	84.0	73.8	46.1
Other	32.4	24.8	14.3

	$1,715.1	$1,555.6	$1,470.3

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

15.	Revenue (continued):

At December 31, 2023, the minimum future revenues to be received on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
2024	$1,805.4	$115.6	$1,921.0
2025	1,680.7	111.1	1,791.8
2026	1,443.0	107.7	1,550.7
2027	987.2	104.1	1,091.3
2028	583.2	100.4	683.6
Thereafter	2,015.9	725.6	2,741.5

	$8,515.4	$1,264.5	$9,779.9

(1)	Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)	Minimum future interest income includes direct financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.

16.	Commitments and contingencies:

(a)	Operating leases:

As at December 31, 2023, the commitment under operating leases for vessels is $419,935,000 for the years from 2024 to 2029 and for other operating leases is $1,611,000 for the years from 2024 to 2025. Total commitments under these leases are as follows:

2024	$103.6
2025	106.2
2026	105.6
2027	75.6
2028	24.7
Thereafter	5.8

$421.5

For operating leases indexed to benchmark rates, commitments under these leases are calculated using the benchmark rate as at December 31, 2023 for the Company.

(b)	Vessel commitment:

As at December 31, 2023, the Company had entered into agreements to acquire 40 vessels (December 31, 2022 – 58 vessels).

The Company has outstanding commitments for installment payments as follows:

2024	$2,661.0
2025	11.9
2026	142.4
2027	271.8

Total	$3,087.1

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

16.	Commitments and contingencies (continued):

(b)	Vessel commitment (continued):

In October 2023, the Company entered into shipbuilding contracts for the construction of eight 10,800 CEU dual-fuel liquefied natural gas Pure Car Truck Carrier (PCTC) newbuilds. Of the eight shipbuilding contracts, two were novated to a customer in February 2024. In relation to two of the remaining six newbuilds, the Company provided an option to the customer to novate the shipbuilding contracts in respect of such newbuilds or enter into a long term charter with the Company upon delivery of such newbuilds to the Company, and in February 2024, the customer decided to novate the contracts. The above table includes commitments relating to the four vessels that the Company will acquire and excludes the vessels that were novated in February 2024.

17.	Concentrations:

The Company’s revenue is derived from the following customers:

	2023	2022	2021
COSCO	$379.3	$454.8	$492.2
ONE	379.1	254.3	255.2
Yang Ming Marine	236.0	241.7	249.9
ZIM	189.2	65.8	19.9
Other	531.5	539.0	453.1

	$1,715.1	$1,555.6	$1,470.3

18.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of December 31, 2023, the fair value of the Company’s revolving credit facilities and term loans excluding deferred financing fees was $1,333,912,000 (December 31, 2022 – $1,066,480,000) and the carrying value was $1,495,581,000 (December 31, 2022 – $1,132,488,000). As of December 31, 2023, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $4,342,424,000 (December 31, 2022 – $2,061,863,000) and the carrying value was $4,656,459,000 (December 31, 2022 – $2,119,657,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of December 31, 2023, the fair value of the Company’s senior unsecured notes was $728,263,000 (December 31, 2022 – $1,230,621,000) and the carrying value was $775,700,000 (December 31, 2022 – $1,250,000,000). The fair value of the Company’s Exchangeable Notes was nil (December 31, 2022 – $195,478,000) and the carrying value was nil (December 31, 2022 – $201,250,000) or nil (December 31, 2022 – $201,250,000), net of debt discount. The fair value of the Company’s Senior Secured Notes was $911,893,000 and the carrying value was $1,000,000,000. The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2023, 2022 and 2021

18.	Financial instruments (continued):

(b)	Interest rate swap derivatives:

As of December 31, 2023, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of December 31, 2023	Maximum notional amount(1)	Effective date	Ending date
1.7574%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	216.8	216.8	September 6, 2007	May 31, 2024
1.5580%	80.0	80.0	November 14, 2019	May 15, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
0.6350%	76.0	76.0	January 21, 2021	October 14, 2026
0.4590%	76.0	76.0	February 4, 2021	October 14, 2026
1.4340%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	21.8	21.8	February 4, 2020	December 30, 2025
2.67%/5.50% (2)	250.0	250.0	September 1, 2023	September 1, 2026

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	$250,000,000 notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%

If interest rates remain at their current levels, the Company expects that $30,622,000 would be received in cash, in the next 12 months on interest rate swaps maturing after December 31, 2023. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

19.	Subsequent events:

(a)	On January 25, 2024, the Company paid $14,418,000 in dividends on its common shares to Atlas.

(b)

Between January and February 2024, the Company accepted the delivery of nine newbuild vessels. Two of these vessels each commenced 18-year bareboat charter while the remaining seven vessels all commenced long-term time charters upon delivery.

(c)

In February 2024, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase is expected to complete in February 2025 at the pre-determined purchase price of $61,600,000.

(d)	In February 2024 the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $29,800,000.

(e)	In February 2024, the Company repaid an aggregate of $25,700,000 in connection with the repurchase of the remaining 2024 and 2026 NOK Bonds.

(f)

In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50,000,000 and extending the maturity date from February 2025 to March 2027.

(g)	In March 2024, the Company completed sale-leaseback financing for two vessels in the aggregate amount of $54,000,000.

(h)

In March 2024, the Company entered into shipbuilding contracts for the construction of two 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Upon delivery, each vessel will commence a long term charter.